Exhibit 4. Organizational structure.
☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

SPGI's operations consist of four segments, described below.

S&P Global Ratings

The businesses comprising the S&P Global Ratings segment are independent providers of credit ratings, research and analytics to investors, issuers and market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

S&P Global Market Intelligence is a global provider of digital and traditional financial research and analytical tools for capital market participants. It delivers to customers an integrated portfolio of cross-asset analytics, desktop services, and investment information in the financial information, data and analytics market.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider that maintains a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products and provide investors with tools to monitor world markets.

S&P Global Platts

S&P Global Platts provides essential price data, analytics, and industry insight that enable commodities markets to perform with greater transparency and efficiency.

****

Attached below are:
   (1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
   (2) NRSRO Organization Charts

S&P Global Inc.
SPGI List of Subsidiaries
March 19, 2018

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
Asia Index Private Limited	India	36.50
Bentek Energy LLC	Colorado, United States	100.00
BRC Investor Services S.A.	Colombia	100.00
CME Group Beijing Holdings, LLC	Delaware, United States	73.00
CME Group Index Services Germany GmbH	Germany	73.00
Coalition Development Limited	United Kingdom	67.05
Coalition Singapore Pte. Ltd.	Singapore	67.05
Commodity Flow Limited	United Kingdom	100.00
Crisil Irevna Argentina S.A.	Argentina	67.05
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.05
CRISIL Irevna Sp s o. o.	Poland	67.05
CRISIL Irevna UK Limited (U.K.)	United Kingdom	67.05
CRISIL Irevna US LLC	Delaware, United States	67.05
CRISIL Limited	India	67.05
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.05
DataWright Corporation	Texas, United States	100.00
DJI OpCo, LLC	Delaware, United States	73.00
Eclipse Energy Group AS	Norway	100.00
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico	100.00
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico	100.00
Kingsman SA	Switzerland	100.00
Minerals Value Service GmbH	Germany	100.00
Petroleum Industry Research Associates, Inc.	New York, United States	100.00
Petromedia Marine Intelligence Private Limited	India	100.00
Platts (U.K.) Limited	United Kingdom	100.00
Platts Benchmarks UK Limited	United Kingdom	100.00
Platts Information Consulting (Shanghai) Co., Ltd	China	100.00
S&P Argentina LLC	Delaware, United States	100.00
S&P Capital IQ (India) Private Limited	India	100.00
S&P DJ Indices UK Limited	United Kingdom	73.00
S&P DJI Netherlands B.V.	Netherlands	73.00
S&P Dow Jones Indices LLC	Delaware, United States	73.00

S&P Global Advertising LLC	Delaware, United States	100.00
S&P Global Asia Pacific LLC	Delaware, United States	100.00
S&P Global Asian Holdings Pte. Limited	Singapore	100.00
S&P Global Australia Pty Ltd	Australia	100.00
S&P Global Belgium	Belgium	100.00
S&P Global Canada Corp.	Canada	100.00
S&P Global Commodities UK Limited	United Kingdom	100.00
S&P Global Europe Limited	United Kingdom	100.00
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Finance Europe Limited	United Kingdom	100.00
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100.00
S&P Global France SAS	France	100.00
S&P Global Germany GmbH	Germany	100.00
S&P Global Holdings LLC	Delaware, United States	100.00
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Holdings UK Limited	United Kingdom	100.00
S&P Global Index Information Services (Beijing) Co., Ltd	China	73.00
S&P Global Indices UK Limited	United Kingdom	73.00
S&P Global Informacoes do Brasil Ltda.	Brazil	100.00
S&P Global International LLC	Delaware, United States	100.00
S&P Global Italy S.r.l	Italy	100.00
S&P Global Korea Inc.	Korea, Republic of	100.00
S&P Global Limited	United Kingdom	100.00
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates	100.00
S&P Global Market Intelligence Argentina SRL	Argentina	98.93
S&P Global Market Intelligence Inc.	Delaware, United States	100.00
S&P Global Market Intelligence LLC	Delaware, United States	100.00
S&P Global MI Information Services (Beijing) Co., Ltd.	China	100.00
S&P Global Netherlands B.V.	Netherlands	100.00
S&P Global New York Hudson Inc.	New York, United States	100.00
S&P Global Pakistan (Private) Limited	Pakistan	99.90
S&P Global Philippines Inc.	Philippines	100.00
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de	Argentina	100.00
S&P Global Ratings Australia Pty Ltd	Australia	100.00
S&P Global Ratings Chile Clasificadora de Riesgo Limitada	Chile	100.00
S&P Global Ratings Europe Limited	Ireland	100.00
S&P Global Ratings France SAS	France	100.00
S&P Global Ratings Hong Kong Limited	Hong Kong	100.00
S&P Global Ratings Italy S.R.L.	Italy	100.00
S&P Global Ratings Japan Inc.	Japan	100.00
S&P Global Ratings Maalot Ltd.	Israel	100.00
S&P Global Ratings Management Service (Shanghai) Co., Ltd	China	100.00
S&P Global Ratings S.A. de C.V.	Mexico	100.00

S&P Global Ratings Singapore Pte. Ltd.	Singapore	100.00
S&P Global Real Estate Inc.	New York, United States	100.00
S&P Global Research Europe Limited	United Kingdom	100.00
S&P Global SF Japan Inc.	Japan	100.00
S&P Global Sweden AB	Sweden	100.00
S&P Global UK Limited	United Kingdom	100.00
S&P Global Ventures Inc.	Delaware, United States	100.00
S&P India LLC	Delaware, United States	100.00
S&P OpCo, LLC	Delaware, United States	73.00
S&P Trucost Limited	United Kingdom	73.00
SNL Financial (India) Private Ltd.	India	100.00
SNL Financial Australia Pty Ltd	Australia	100.00
SNL Financial Germany GmbH	Germany	100.00
SNL Financial Limited	United Kingdom	100.00
SNL Financial Sweden AB	Sweden	100.00
SNL Financial ULC	Canada	100.00
SP Global Financial Iberia, S.L.U.	Spain	100.00
SPDJ Singapore Pte. Ltd	Singapore	73.00
SPDJI Holdings, LLC	Delaware, United States	100.00
SPGI Malaysia Sdn. Bhd.	Malaysia	100.00
Standard & Poor's Credit Market Services Europe Limited	United Kingdom	100.00
Standard & Poor's Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's Financial Services LLC	Delaware, United States	100.00
Standard & Poor's International Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's International Services LLC	Delaware, United States	100.00
Standard & Poor's International, LLC	Delaware, United States	100.00
Standard & Poor's Investment Advisory Services (HK) Ltd	Hong Kong	100.00
Standard & Poor's Investment Advisory Services, LLC	Delaware, United States	100.00
Standard & Poor's Ratings do Brasil Ltda	Brazil	100.00
Standard & Poor's South Asia Services Private Limited	India	100.00
Standard & Poor's, LLC	Delaware, United States	100.00
Steel Business Briefing North America, Inc.	Pennsylvania, United	100.00
Taiwan Ratings Corporation	Taiwan	51.00
The Steel Index Limited	United Kingdom	100.00
TRIS Corporation Limited	Thailand	5.00
TRIS Rating Co. Ltd.[1]	Thailand	51.55
Trucost China Limited	Hong Kong	73.00
Trucost Inc	Massachusetts, United	73.00

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[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure

February 5, 2018


President
Global Head, Ratings Services
Global Head, Practices
GPL 3 – Corporate & Infrastructure
GPL 3 – Financial Services & Sovereigns/ International Public Finance
GPL 3 – Structured Finance & US Public Finance
Analytics & Research
Global Head, Methodologies
MD – Chief Economist
Chief Commercial Officer
Regional Heads – Developed & Developing Markets 3
Sales Heads
MD – Product Innovation & Business Management
MD – Strategic Marketing
Global Head, Compliance & Control
DCO – Ratings / CCO – Americas
CCO – EMEA & India
CCO – APAC
Global Head Control / Surveillance
Global Head Regulatory Coordination
Global Head Exams & Testing
Chief Matrix Officer
MD, Model & Criteria Validation
MD – Internal Controls & Operations
SD – Risk Analytics & Market Surveillance
Chief Operating Officer
Ratings Chief Technology Officer 1
SVP, Finance *
VP, Human Resources *
MD, CEO – CRISIL 4
Chief Risk & Audit Executive, Internal Audit, Ratings Risk Review 2
Communications**
Chief Legal Officer **

* Support functions reporting jointly to S&P Global

** Support functions reporting directly to S&P Global

[1] Support functions reporting jointly to S&P Global Chief Technology Officer

[2] Support function reporting directly to the SPGI Chief Executive Officer on an administrative basis and functionally to the SPGI Audit Committee of the Board of Directors

[3] References to GPL indicates Global Practice Leader

[4] For administrative purposes only. CRISIL legal entity is not a part of the NRSRO

S&P Global Ratings

S&P Global Ratings Business Units

February 5, 2018

S&P Global Ratings



- Americas Ratings
  - U.S. Public Finance
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- EMEA Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- APAC Ratings
  - Corporates
  - Infrastructure
  - Sovereigns/ International Public Finance
  - Financial Services
  - Structured Finance
  - Methodologies
  - Analytics & Research
  - Economics
- Commercial
  - Developed & Developing Markets[2]
  - Sales
  - Product Innovation
  - Strategic Marketing
- Compliance & Control
- Data and Operations
  - Ratings Data
  - Ratings Operations
  - Operational Controls & Remediation
  - Lean Management
- Ratings Technology [1]
- Human Resources *
- Finance / Strategy *

- Internal Audit, Ratings Risk Review [2]
- Communications **
- Legal & Regulatory Affairs **

* Support functions reporting jointly to S&P Global
** Support functions reporting directly to S&P Global
[1] Support functions reporting jointly to S&P Global Chief Technology Officer
[2] Support function reporting directly to the SPGI Chief Executive Officer on an administrative basis and functionally to the SPGI Audit Committee of the Board of Directors

S&P Global Ratings

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of March 19, 2018

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates1. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings LLC 3
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global European Holdings Luxembourg S.a.r.l 3
S&P Global Ratings France SAS
S&P Global Ratings Europe Limited 3
Standard & Poor's Credit Market Services Europe Limited 5
S&P Global Ratings Italy S.R.L.
S&P Global International LLC 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
S&P Global Asian Holdings Pte. Limited 3
5%
TRIS Corporation Limited 3
51%
TRIS Rating Co. Ltd.
49%
S&P India LLC 3
CRISIL Limited 1
Standard & Poor's South Asia Services Private Limited
S&P Global Ratings Maalot Ltd
Standard & Poor's Financial Services LLC
Standard & Poor's International Enterprises, LLC 3
Standard & Poor's Enterprises, LLC 3
40%
60%
S&P Global Ratings Chile Clasificadora de Riesgo Limitada
BRC Investor Services S.A. 2
Standard & Poor's International, LLC 3
S&P Global Ratings, S.A. de C.V.
Grupo Standard & Poor's S de RL de C.V.
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
S&P Global Ratings Management Service (Shanghai) Co., Ltd
S&P Argentina LLC 3
Standard & Poor's Ratings Argentina S.r.l., Agente de Calificacion de Riesgo
S&P Global Korea Inc.

S&P Global Ratings

1 Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.05%
2 The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).
3 Holding company
4 Also held 0.00001% by S&P Global Asian Holdings Pte. Limited
5 Standard & Poor's Credit Market Services Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.